EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C.  V6H 1H2

www.emgold.com

November 26, 2012	TSX Venture Exchange: EMR OTCQB: EGMCF U.S. 20-F Registration: 000-51411 Frankfurt Stock Exchange: EML

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR AUTHORIZED DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

EMGOLD COMMENCES 2012 EXPLORATION PROGRAM

STEWART PROPERTY, B.C. AND ANNOUNCES UPDATE TO BUCKSKIN RAWHIDE TRANSACTION

Emgold Mining Corporation ("Emgold" or the "Company") is pleased to announce it has obtained an Exploration Permit and is commencing its 2012 Exploration Program ("the Program") on its 100 percent owned Stewart Property (“the Property”), located in southeastern British Columbia.  The Stewart Property is a poly-metallic property located in the Nelson Mining District and approximately 7 kilometres north of the town of Salmo.  The Property consists of 28 contiguous mineral tenures (claims) covering an area of 5,789 hectares.

The Property is in a large north-south geologic trend containing occurrences of gold, silver, molybdenum, tungsten, and other mineralization.  It was acquired by Emgold in 2001.  Exploration work by Emgold has included soil and rock chip sampling, trenching, geophysics, and diamond drilling focused primarily on the Stewart Moly Zone, Arrow Tungsten Zone, Craigtown Creek Gold Zone, and the Free Silver Zone.  In total, historic work and work done by Emgold since acquiring the Property includes 91 diamond drill holes totaling 12,294 meters.

Emgold plans to complete soil sampling, geophysics, and diamond drilling to test a series of prospective gold, silver, and poly-metallic exploration anomalies identified by previous exploration programs on the Property.  Drilling will commence on the Free Silver Zone, a previously undrilled exploration target sampled by Emgold in 2004.  Wade Critchlow Enterprises Ltd has been contracted to conduct the diamond drilling.  The Company also plans to contract Geotech Ltd. to conduct a V-TEM electro-magnetic geophysics study on the Property.  This survey, combined with a geophysics survey conducted by Fugro Airborne Surveys in 2003 (see Emgold’s December 16, 2003 press release), will complete aerial geophysics coverage on the entire Stewart claim block.

The Free Silver area consists of a cluster of historic showings, located in the southeast portion of the Property.  The original Free Silver Claims were staked in 1896 and prior work on the claims consisted of small trenching programs in 1906 and 1915.  In the Free Silver area, a number of parallel to sub-parallel veins occur at the contact of volcanic rocks with a quartz monzonite porphyry. The veins vary from 0.1 to 3.0 metres wide and trend in an east-west direction and dip steeply.  Mineralization varies from massive pyrite-pyrrhotite to galena with subordinate pyrite and sphalerite. Minor molybdenite is reported locally within the veins.  Sylvanite can be found in calcite filled vugs in an andesite host (occurring as a xenolith in monzonite) and is associated with trace amounts of chalcopyrite and galena.

Significant assay results from Emgold's 2004 grab and rock chip sampling program at the Free Silver area are tabulated below.  Nineteen out of a total of 29 samples had grades ranging from 1.1 to 641 gram per tonne silver, with significant lead, zinc and copper values.  Ten of the 29 samples had grades less than 1 gram per tonne silver and are not considered to be significant results and are therefore not included in the table.  The samples were taken in an area approximately 1,000 metres wide by 3,000 metres long.

Table 1

Grab and Chip Sample Results

Stewart Free Silver Zone

Sample Number	Sample Type	Silver (g/t)	Lead (%)	Zinc (%)	Copper (ppm)
FS-1	Grab	270.0	0.72	0.27	2,848
FS-2	Grab	3.1	0.00	0.03	939
FS-4	Grab	6.2	0.01	0.03	75
FS-5	Grab	11.0	0.38	0.11	1,739
FS-6	3 metre chip	41.2	1.52	25.99	183
FS-7	1 metre chip	114.1	8.78	2.19	217
FS-8	Grab	2.6	0.04	0.03	155
FS-9	Grab	75.6	2.83	0.41	60
FS-10	Grab	8.0	0.53	0.96	95
FS-11	Grab	218.0	14.92	16.55	3,212
FS-12	1 metre chip	109.0	10.74	0.81	438
FS-13	Grab	641.0	15.39	0.41	3,147
FS-14	Grab	1.1	0.07	0.05	129
FS-15	Grab	38.0	1.81	0.18	1,849
FS-22	2.5 metre chip	20.6	0.77	3.34	80
FS-23	Grab	305.0	18.30	8.21	84
FS-24	Grab	362.0	15.39	25.89	303
FS-25	Grab	3.9	0.12	0.15	139
FS-26	Grab	67.1	5.54	4.51	270
*Samples FS3, FS16, FS17, FS18, FS19, FS20, FS21, FS27, FS28, and FS29 had no significant values.

Work in 2004 was completed under the supervision of Ms. Linda Dandy, P.Geo. of P&L Geological Consultants Ltd.  Ms. Dandy, P.Geo. was the "Qualified Person" for the purpose of National Instrument 43-101.  Chip samples were taken as continuous samples collected perpendicular to bedding or mineralizing structures wherever identifiable and consist of numerous 2 to 3 centimetre rock chips to total about 5 kilograms. Grab samples consist of 2 or 3 fist size pieces of rock representing a certain rock or mineralization type.  All sample sites were marked with fluorescent flagging marked with the sample number.  Samples were placed in poly bags labeled with the corresponding sample number and were shipped to ACME Labs Ltd. in Vancouver for analyses. In the laboratory, samples were crushed to minus 200 mesh and fire assayed for gold, plus geochemically analyzed for 30 additional elements by the ICP method.

David Watkinson, President and CEO of Emgold stated, "Emgold is excited about the potential of the Stewart Property and we look to expand our knowledge and understanding of Free Silver and other targets on the Property.  We believe there is excellent potential for discovery".

Update to Proposed Rawhide Transaction

Emgold announces that, further to its news releases dated November 14 and 19, conditional upon the closing of the issuance of equity securities to Rawhide Mining LLC described in such news releases, Emgold intends to appoint a nominee of Rawhide to its board of directors, which would occur subsequent to the Company's annual meeting, scheduled for December 12, 2012. Subject to such closing and to acceptance of the nomination by the TSX Venture Exchange, the appointee is intended to be Marceau Schlumberger, a Director of Rawhide Mining LLC and the partner of its parent company, Coral Reef Capital.

About Emgold Mining Corporation

Emgold’s primary focus is permitting the re-opening of the Idaho-Maryland Project in California, subject to available financing.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Once the Environmental Impact Report is complete, operating permits are obtained, and subject to available financing, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately, if exploration is successful, construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Emgold has several other exploration properties located in the western U.S. and Canada.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.  Emgold plans to complete exploration on these properties with the goal of defining mineral resources.

Qualified Person

Technical information in this press release related to Canadian properties has been reviewed and approved by Mr. Perry Grunenberg, P.Geo., a Qualified Person as defined in National Instrument 43-101.  Mr. Grunenberg supervises technical work related to Emgold’s Canadian properties.  Similarly, technical information in this press release related to U.S. properties has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Person as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to Emgold’s U.S. Properteis.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR for the Idaho-Maryland Project, plans to dewater and rehabilitate the underground workings, the Company's other planned work programs such as the one planned for the Stewart Property,, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions that the City of Grass Valley and its consultants, which require funding by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of permitting and exploration activities by the Company on its various properties are consistent with management's expectations, that assumptions relating to exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required permits and approvals, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.